

July 27, 2011

Via Email
Shehzad Peermahomed
President
Salient Products Corporation
6455 Avenida Wilfredo
La Jolla, CA 92037

Re: Salient Products Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed July 14, 2011
File No. 333-173508

Dear Mr. Peermahomed:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 21, 2011.

Summary Financial Information, page 7

1.   Please revise the summary financial information to reflect the period ended May 31, 2011, rather than March 31, 2011.

Risk Factors

Our attorney is also serving as our escrow agent…, page 12

2.   We note that you continue to use mitigating language in the last sentence of your risk factor regarding the role of your escrow agent. Please refer to prior comment 3 and revise.

Item 6. Dilution, page 14

3.   Please update your dilution disclosures to include net tangible book value per share information, both before and after the offering, based on the most recent balance sheet information included in the filing.

Item 8. Plan of Distribution, page 15

4.   We note that you continue to refer to the "minimum offering proceeds" in the fifth paragraph on page 16 under the subheading "Deposit of Offering Proceeds." Given that this offering is on an all-or none basis, please refer to prior comment 1 and revise.

Exhibits

5.   We note that you have not yet filed the escrow agreement as an exhibit to the registration statement. Please be advised that we may have further comments upon review of this agreement.

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to me at (202) 551-3453. If you require further assistance you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Attorney-Advisor

cc: Via Email
        Diane Dalmy